Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports first quarter Fiscal 2025 results

Revenue up 5.1% with cash generation of $646 million or 17.1% of revenue1

Q1-F2025 performance highlights

•	Revenue of $3.79 billion, up 5.1% year-over-year or 2.7% year-over-year in constant currency[1];

•	Earnings before income taxes of $591.7 million, up 12.3% year-over-year, for a margin[1] of 15.6%;

•	Adjusted earnings before interest and taxes[1] of $611.7 million, up 4.7% year-over-year, for a margin[1] of 16.2%;

•	Net earnings of $438.6 million, up 12.5% year-over-year, for a margin[1] of 11.6%;

•	Adjusted net earnings1,[2] of $449.0 million, up 5.1% year-over-year, for a margin[1] of 11.9%;

•	Diluted EPS of $1.92, up 15.0% year-over-year;

•	Adjusted diluted EPS[1,2] of $1.97, up 7.7% year-over-year;

•	Cash provided by operating activities of $646.4 million, representing 17.1% of revenue[1];

•	Bookings[1] of $4.16 billion, for a book-to-bill ratio[1] of 109.8% or 107.8% on a trailing twelve month basis; and

•	Backlog[1] of $29.76 billion or 2.0x annual revenue.

Note: All figures in Canadian dollars. Q1-F2025 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Montréal, Québec, January 29, 2025 – CGI (TSX : GIB.A) (NYSE : GIB)

Q1-F2025 results

“CGI began fiscal 2025 with positive momentum as our team’s disciplined execution of our plan delivered strong first quarter results, even as some client industries continued to navigate a dynamic business environment,” said François Boulanger, President and Chief Executive Officer. “Our positioning as a trusted advisor for helping clients achieve outcomes from digitization—including through AI—contributed to bookings of over $4.1 billion, or 110% of revenue. The acceleration of our M&A investments continues to expand our client relationships and capabilities to drive stakeholder value this year and for the long-term. Importantly, cash from operations reached a new high of nearly $650 million in the quarter which further strengthens our capacity to fuel our build and buy profitable growth strategy for the future.”

1 Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin and adjusted diluted EPS are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

2 Q1-F2025 adjusted for $10.4 million of restructuring, integration and acquisition-related costs, net of tax; Q1-F2024 adjusted for $37.4 million of restructuring, integration and acquisition-related costs, net of tax.

For the first quarter of Fiscal 2025, the Company reported revenue of $3.79 billion, representing a year-over-year growth of 5.1%. When excluding foreign currency variations, revenue grew by 2.7% year-over-year.

Earnings before income taxes were $591.7 million, up 12.3% year-over-year, for a margin of 15.6%, up 100 basis points compared to the same period last year. Adjusted earnings before interest and taxes was $611.7 million, up 4.7% year-over-year, for a margin of 16.2%, stable compared to the same period last year.

Net earnings were $438.6 million, up 12.5% compared with the same period last year, for a margin of 11.6%, up 80 basis points compared to the same period last year. Diluted earnings per share, as a result, were $1.92 compared to $1.67 last year, representing an increase of 15.0%.

Adjusted net earnings1 were $449.0 million, up 5.1% compared with the same period last year, for a margin of 11.9%, stable compared to the same period. On the same basis, diluted earnings per share increased by 7.7% to $1.97, up from $1.83 for the same period last year.

Cash provided by operating activities was $646.4 million, representing 17.1% of revenue. On a trailing twelve month basis, cash provided by operating activities was $2.27 billion, representing 15.3% of revenue.

Bookings were $4.16 billion, representing a book-to-bill ratio of 109.8% and 107.8% on a trailing twelve-month basis. As of December 31, 2024, the Company’s backlog reached $29.76 billion or 2.0x annual revenue.

As of December 31, 2024, the number of CGI consultants and professionals worldwide stood at approximately 91,000.

During the first quarter of Fiscal 2025, the Company invested $83.2 million back into its business, acquired businesses for an investment of $30.0 million net of cash acquired, and invested $143.2 million under its current Normal Course Issuer Bid to purchase and cancel 927,599 of its Class A subordinate voting shares. In addition, CGI returned $34.1 million back to its shareholders through the payment of dividends.

Return on invested capital was 16.2%, up 30 basis points on a year-over-year basis.

As at December 31, 2024, long-term debt and lease liabilities, including both their current and long-term portions, were $3.40 billion, up from $3.00 billion at the same time last year, primarily due to the issuance of new senior unsecured notes for an amount $747.1 million, partially offset by scheduled repayments in full of existing senior unsecured notes for an amount of $475.8 million. As of the same date, net debt stood at $1.57 billion, down from $1.84 billion at the same time last year. The net debt-to-capitalization ratio was 13.7% at the end of December 2024, down 390 basis points when compared to the prior year.

This quarter, the Company initiated targeted actions in Europe, mainly in Germany to realign its cost structure with current market conditions. As such, the Company incurred $8.3 million of costs this quarter and expects to incur another approximately $42 million to finalize these actions by the third quarter of Fiscal 2025.

1 Q1-F2025 adjusted for $10.4 million of restructuring, integration and acquisition-related costs, net of tax; Q1-F2024 adjusted for $37.4 million of restructuring, integration and acquisition-related costs, net of tax.

Financial highlights	Q1-F2025	Q1-F2024	Change

In millions of Canadian dollars except earnings per share and where noted
Revenue	3,785.2	3,603.0	182.2
Year-over-year revenue growth	5.1%	4.4%	70 bps
Constant currency revenue growth	2.7%	1.5%	120 bps
Earnings before income taxes	591.7	527.1	64.6
Margin%	15.6%	14.6%	100 bps
Adjusted earnings before interest and taxes	611.7	584.2	27.5
Margin%	16.2%	16.2%	0 bps
Net earnings	438.6	389.8	48.8
Margin%	11.6%	10.8%	80 bps
Adjusted net earnings[1]	449.0	427.2	21.8
Margin%	11.9%	11.9%	0 bps
Diluted EPS	1.92	1.67	0.25
Adjusted diluted EPS[1]	1.97	1.83	0.14
Weighted average number of outstanding shares (diluted) In millions of shares	228.2	233.9	(5.7)
Net finance costs	6.6	7.3	(0.7)
Cash and cash equivalents	1,801.3	1,132.7	668.6
Long-term debt and lease liabilities[2]	3,400.2	3,001.1	399.1
Net debt[3]	1,569.8	1,843.7	(273.9)
Net debt to capitalization ratio[3]	13.7%	17.6%	(390 bps)
Cash provided by operating activities	646.4	577.2	69.2
As a percentage of revenue	17.1%	16.0%	110 bps
Days sales outstanding (DSO)[3]	38	41	(3)
Purchase for cancellation of Class A subordinate voting shares	(152.9)	(126.1)	(26.8)
Return on invested capital (ROIC)[3]	16.2%	15.9%	30 bps
Bookings	4,156	4,187	(31)
Backlog	29,765	26,573	3,192

To access the financial statements – click here

To access the MD&A – click here

1 Q1-F2025 adjusted for $10.4 million of restructuring, integration and acquisition-related costs, net of tax; Q1-F2024 adjusted for $37.4 million of restructuring, integration and acquisition-related costs, net of tax.

2 Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

3 Net debt, net debt to capitalization ratio and ROIC are non-GAAP financial measures or ratios. DSO is a key performance measure. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

Normal Course Issuer Bid

On January 28, 2025, the Company’s Board of Directors authorized the renewal of its Normal Course Issuer Bid, which, subject to approval by the Toronto Stock Exchange, allows for the purchase for cancellation of up to 20,196,413 Class A subordinate voting shares over the next 12 months, representing approximately 10% of the Company’s public float as of the close of business on January 23, 2025. The current program will terminate on February 5, 2025, and repurchases of Class A subordinate voting shares under the renewed program may commence on February 6, 2025. For further information, please refer to the Company’s press release regarding the renewal of its Normal Course Issuer Bid.

Declaration of Dividend

On January 28, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on March 21, 2025 to shareholders of record as of the close of business on February 14, 2025. The dividend is designated as an ‘eligible dividend’ for Canadian tax purposes.

Q1-F2025 results conference call

Management will host a conference call this morning at 9:00 a.m. (EST) to discuss results. Participants may access the call by dialing +1-800-717-1738 Conference ID: 28413 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Interested parties may also access a replay of the call by dialing +1-888-660-6264 Passcode: 28413, until February 28, 2025.

Annual General Meeting of Shareholders

This morning the company will hold its Annual General Meeting of Shareholders. The meeting will be held at 11:00 a.m. (EST) via live webcast at https://www.icastpro.ca/q0jsqn (Password: CGI2024).

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 91,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2024 reported revenue is $14.68 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Media

Andrée-Anne Pelletier, APR, PRP

Manager, Global Media and Public Relations

an.pelletier@cgi.com

+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin, adjusted diluted EPS, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS Accounting Standards. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards. Key performance measures used in this press release: cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, backlog, days sales outstanding (DSO), earnings before income taxes margin, and net earnings margin.

Below are reconciliations to the most comparable IFRS Accounting Standards financial measures and ratios, as applicable.

The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4 and 5 of our Q1-F2025 MD&A which is posted on CGI’s website, and filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Reconciliation between constant currency revenue growth and growth.

	For the three months ended December 31,
	2024	2023	$	%

In thousands of CAD except for percentages

Total CGI revenue	3,785,245	3,602,970	182,275	5.1%

Constant currency revenue growth	2.7%

Foreign currency impact	2.4%

Variation over previous period	5.1%
Reconciliation between earnings before income taxes and adjusted earnings before interest and taxes.

	For the three months ended December 31,
	2024	%	2023	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	591,746	15.6%	527,135	14.6%

Plus the following items:

Restructuring, integration and acqusition-related costs	13,364	0.4%	49,840	1.4%

European Restructuring	8,300	0.2%	—	—%

Cost Optimization Program	—	—%	47,662	1.3%

Integration and acquisition-related costs	5,064	0.1%	2,178	0.1%

Net finance costs	6,612	0.2%	7,258	0.2%

Adjusted earnings before interest and taxes	611,722	16.2%	584,233	16.2%

Adjusted net earnings and diluted EPS

	For the three months ended December 31,
	2024	2023	$	%
In thousands of CAD except for percentage and shares data

Earnings before income taxes	591,746	527,135	64,611	12.3%

Add back:

Restructuring, integration and acquisition-related costs	13,364	49,840	(36,476)	(73.2%)

Adjusted earnings before income taxes	605,110	576,975	28,135	4.9%

Income tax expense	153,166	137,339	15,827	11.5%

Effective tax rate	25.9%	26.1%		(0.2%)

Add back:

Tax deduction on restructuring, integration and acquisition-related costs	2,952	12,403	(9,451)	(76.2%)

Impact on effective tax rate	(0.1)%	(0.1%)

Adjusted income tax expense	156,118	149,742	6,376	4.3%

Adjusted effective tax rate	25.8%	26.0%

Adjusted net earnings	448,992	427,233	21,759	5.1%

Adjusted net earnings margin	11.9%	11.9%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	225,191,270	230,298,674	(5,107)	(2.2%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	228,241,476	233,897,282	(5,656)	(2.4%)

Adjusted earnings per share (in dollars)

Basic	1.99	1.86	0.13	7.0%

Diluted	1.97	1.83	0.14	7.7%

Reconciliation between long-term debt and lease liabilities and net debt

As at December 31,	2024	2023
In thousands of CAD except for percentages

Reconciliation between long-term debt and lease liabilities[1] and net debt:

Long-term debt and lease liabilities[1]	3,400,237	3,001,052

Minus the following items:

Cash and cash equivalents	1,801,250	1,132,661

Short-term investments	1,790	8,387

Long-term investments	27,353	17,225

Fair value of foreign currency derivative financial instruments related to debt	—	(872)

Net debt	1,569,844	1,843,651

Net debt to capitalization ratio	13.7%	17.6%

Return on invested capital	16.2%	15.9%

Days sales outstanding	38	41

[1]

As at December 31, 2024, long-term debt and lease liabilities were $2,777.5 million ($2,377.1 million as at December 31, 2023) and $622.7 million ($624.0 million as at December 31, 2023), respectively, including their current portions.